Exhibit 99.2

September 30, 2021
Vitru Limited. Unaudited Interim condensed consolidated financial statements

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		September 30,	December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	151,788	85,930
Short-term investments	5	492,039	515,201
Trade receivables	7	136,131	115,115
Income taxes recoverable		-	2,240
Prepaid expenses		23,854	10,223
Other current assets		3,037	3,081
TOTAL CURRENT ASSETS		806,849	731,790

NON-CURRENT ASSETS
Trade receivables	7	5,995	6,924
Indemnification assets		8,894	9,191
Deferred tax assets	8	73,898	50,775
Other non-current assets		1,020	3,625

Right-of-use assets	9	135,738	127,921
Property and equipment	10	102,875	96,669
Intangible assets	10	668,193	660,950
TOTAL NON-CURRENT ASSETS		996,613	956,055

TOTAL ASSETS		1,803,462	1,687,845

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		September 30,	December 31,
	Note	2021	2020
LIABILITIES

CURRENT LIABILITIES
Trade payables		31,630	32,240
Loans and financing	11	152,742	151,757
Lease liabilities	9	26,606	23,365
Labor and social obligations	12	46,127	26,785
Income taxes payable		3,911	-
Taxes payable		2,980	2,404
Prepayments from customers		11,580	9,657
Accounts payable from acquisition of subsidiaries	13	147,732	134,988
Other current liabilities		2,052	1,364
TOTAL CURRENT LIABILITIES		425,360	382,560

NON-CURRENT
Lease liabilities	9	133,490	125,988
Share-based compensation	16	54,715	46,260
Accounts payable from acquisition of subsidiaries	13	141,474	139,873
Provisions for contingencies		14,267	14,439
Other non-current liabilities		551	777
TOTAL NON-CURRENT LIABILITIES		344,497	327,337

TOTAL LIABILITIES		769,857	709,897

EQUITY	14
Share capital		6	6
Capital reserves		1,037,458	1,022,056
Accumulated losses		(3,859)	(44,114)
TOTAL EQUITY		1,033,605	977,948

TOTAL LIABILITIES AND EQUITY		1,803,462	1,687,845

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and nine-months period ended September 30

(In thousands of Brazilian Reais, except earnings per share)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2021	2020	2021	2020
NET REVENUE	18	148,059	126,142	465,205	382,792

Cost of services rendered	19	(67,777)	(58,861)	(180,340)	(164,897)

GROSS PROFIT		80,282	67,281	284,865	217,895

General and administrative expenses	19	(24,038)	(17,493)	(66,083)	(41,848)
Selling expenses	19	(24,090)	(17,525)	(87,385)	(67,572)
Net impairment losses on financial assets	7	(23,703)	(21,294)	(76,611)	(56,190)
Other income (expenses), net	20	-	863	426	2,536
Operating expenses		(71,831)	(55,449)	(229,653)	(163,074)

OPERATING PROFIT		8,451	11,832	55,212	54,821

Financial income	21	14,919	18,997	32,741	28,532
Financial expenses	21	(19,354)	(15,635)	(50,671)	(36,414)
Financial results		(4,435)	3,362	(17,930)	(7,882)

PROFIT BEFORE TAXES		4,016	15,194	37,282	46,939

Current income taxes	8	(2,262)	(2,894)	(20,150)	(22,512)
Deferred income taxes	8	1,252	(10,520)	23,123	29,738
Income taxes		(1,010)	(13,414)	2,973	7,226

NET INCOME FOR THE PERIOD		3,006	1,780	40,255	54,165

Other comprehensive income		-	-	-	-

TOTAL COMPREHENSIVE INCOME		3,006	1,780	40,255	54,165

			(Restated - Note 15.3)		(Restated - Note 15.3)
Basic earnings per share (R$)	15	0.13	0.10	1.74	3.18
Diluted earnings per share (R$)	15	0.12	0.10	1.63	3.05

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the nine months period ended September 30, 2021 and 2020.

(In thousands of Brazilian Reais)

		Capital reserves
	Share	Capital	Treasury	Share-based	Revenue	Accumulated
	capital	Reserve	Shares	compensation	reserves	losses	Total
DECEMBER 31, 2019	548,380	-	(2,238)	990	429	(96,228)	451,333

Net income	-	-	-	-	-	54,165	54,165
Corporate reorganization	(548,376)	546,567	2,238	-	(429)	-	-
Issuance of common shares in initial public offering	2	521,556	-	-	-	-	521,558
Share issuance costs	-	(47,582)	-	-	-	-	(47,582)

SEPTEMBER 30, 2020	6	1,020,541	-	990	-	(42,063)	979,474

DECEMBER 31, 2020	6	1,020,541	-	1,515	-	(44,114)	977,948

Profit for the period	-	-	-	-		40,255	40,255
Capital contributions		9,723	-	-	-	-	9,723
Employee share program	-	-	-	-	-	-	-
Value of employee services	-	-	-	5,679	-	-	5,679
SEPTEMBER 30, 2021	6	1,030,264	-	7,194	-	(3,859)	1,033,605

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the nine months period ended September 30.

(In thousands of Brazilian Reais)

		Nine Months Ended September 30,
	Note	2021	2020
Cash flows from operating activities
Profit before taxes		37,282	46,939
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	9 / 10	39,714	37,403
Net impairment losses on financial assets	7	76,611	56,190
Provision for revenue cancellation	7	537	(1,387)
Provision for contingencies		876	2,372
Accrued interests		15,071	17,072
Share-based compensation	16	14,865	578
Modification of lease contracts		(337)	(2,599)
Changes in operating assets and liabilities:
Trade receivables		(81,218)	(63,138)
Prepayments		(845)	(362)
Other assets		5,287	(2,370)
Trade payables		(610)	(3,586)
Labor and social obligations		19,342	24,433
Other taxes payable		576	1,162
Prepayments from customers		1,923	6,037
Other payables		462	866
Cash from operations		129,536	119,610

Income tax paid		(15,411)	(13,487)
Interest paid	9 / 11 / 13	(19,490)	(13,733)
Contingencies paid		(3,389)	(386)
Net cash provided by operating activities		91,246	92,004

Cash flows from investing activities
Purchase of property and equipment	10	(17,349)	(22,067)
Purchase and capitalization of intangible assets	10	(24,485)	(24,311)
Payments for the acquisition of interests in subsidiaries	13	(10,557)	-
Acquisition of short-term investments, net		38,132	(490,928)
Net cash used in investing activities		(14,259)	(537,306)

Cash flows from financing activities
Payments of lease liabilities	9	(8,066)	(4,254)
Proceeds from loans and financing		(12,786)	150,000
Proceeds from initial public offering, net of share issuance costs		-	473,976
Capital contributions		9,723	-
Net cash provided by (used in) financing activities		(11,129)	619,722

Net increase in cash and cash equivalents		65,858	174,420

Cash and cash equivalents at the beginning of the period		85,930	2,457
Cash and cash equivalents at the end of the period		151,788	176,877
		65,858	174,420

See Note 22 for the main transactions in investing and financing activities not affecting cash.

v

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”.

Until the contribution of Vitru Brazil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, and the Carlyle Group, through the investment funds “Mundi Holdings I LLC” and “Mundi Holdings II LLC”.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via distance learning, through 903 (December 31, 2020 –784) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on November 16th, 2021.

1.1.	Significant events during the period

a)	Operating events

Business Combination with Unicesumar

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar,” to acquire the entire share capital of Unicesumar. Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá – Paraná. Unicesumar has approximately 760 hubs and 331 thousand students, including 314 thousand in digital education. Unicesumar also has a sizeable presence in health-related on-campus courses, particularly Medicine, with more than 1,600 students in 348 current medical seats.

The closing of the transaction is subject to customary conditions precedent, including antitrust and other regulatory approvals.

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

Leases (Note 9):

With the opening of new hubs according to the Group’s expansion strategy, new lease contracts were signed for the Group’s own hubs during the nine months ended September 30, 2021. During this period, the Group also concluded renegotiation of terms of a few lease contracts for the extension of lease period at reduced prices. Such new and amended lease contracts resulted in an increment of R$ 12,035 to both right-of-use assets and lease liabilities.

Accounts payable from acquisition of subsidiaries (Note 13):

The company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10.557.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Capital contributions.

On September 2021 SOP participants settled 209,179 new shares that were issued on September 2020, regarding the realization of SOP options. The amount paid for the shares was R$ 9,723.

b)	Coronavirus pandemic

The Company is closely monitoring the situation of the 2019 novel coronavirus, or Covid-19, and taking the necessary measures for the safety and well-being of employees, students, associates and partners. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company´s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the outbreak, the Company has efficiently implemented several measures aimed at safeguarding the health of employees, students and hub partners and the stability of operations, including: (1) creating a crisis management committee and a financial committee to discuss the action plan for the Company to address the challenges posed by the Covid-19 pandemic; (2) temporarily replacing in-person weekly meetings at the hubs with online meetings between students and tutors across all units, as a result of which since March 30, 2020 all students have had real-time meetings with their tutors; (3) training teachers and tutors to support students in this new format; (4) remote support to deliver high-quality content to students and maintain high levels of engagement and a superior learning experience; (5) making no changes to the course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by the Company´s psychology department; and (7) making home office available for all the employees.

As of September 30, 2021, there has been no adverse impact on the Company’s operations, as most of the Company’s services are already delivered remotely (Distance learning undergraduate courses and most of continuing education courses) or capable of being delivered remotely (some of Continuing education courses and On-campus undergraduate courses). In addition, based on preliminary information available until the approval of these unaudited interim consolidated financial statements:

•

There was no relevant impact on net revenue for the three and nine months ended September 30, 2021, which presented a growth 22% when compared to prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2020, deteriorated very slightly.

•

The provision for expected credit losses increased as result of the methodology used which captures the increase in historical losses with receivables during 2020, which, as a consequence, already reflects the incurred impacts of Covid-19 pandemic.

•

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in the financial statements.

•

The Company has obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$ 210 was recognized as Other income (expenses), net, in the statement of profit and loss. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of Covid-19.

•	No changes in the provision for contingencies against the Company were identified as a result of Covid-19.
•	The Company currently has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments.

Due to the ongoing populational inoculation the Company is ready to resume on-campus unit’s classes with the necessary measures for the safety and well-being of students as soon as the state and local governments in Brazil authorize the schools reopening.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2021 and for the three and nine months ended September 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2020 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended September 30, 2021 and 2020. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended September 30,	courses	courses	courses	Total allocated
2021
Net revenue	126,240	12,021	9,798	148,059
Adjusted EBITDA	42,072	6,243	2,914	51,229
% Adjusted EBITDA margin	33.33%	51.93%	29.74%	34.60%

2020
Net revenue	105,604	8,715	11,823	126,142
Adjusted EBITDA	37,225	5,702	4,889	47,816
% Adjusted EBITDA margin	35.25%	65.43%	41.35%	37.91%

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Nine Months Ended September 30,	courses	courses	courses	Total allocated
2021
Net revenue	386,118	43,250	35,837	465,205
Adjusted EBITDA	132,382	23,432	18,706	174,520
% Adjusted EBITDA margin	34.29%	54.18%	52.20%	37.51%

2020
Net revenue	309,331	29,995	43,466	382,792
Adjusted EBITDA	107,894	21,835	14,840	144,569
% Adjusted EBITDA margin	34.88%	72.80%	34.14%	37.77%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2021	2020	2021	2020
Income before taxes	4,016	15,194	37,282	46,939
(+) Financial result	4,435	(3,362)	17,930	7,882
(+) Depreciation and amortization	14,190	13,134	39,714	37,403
(+) Interest on tuition fees paid in arrears	5,802	4,983	14,605	12,221
(+) Share-based compensation plan	5,196	1,140	14,865	574
(+) Other income (expenses), net	-	(863)	(426)	(2,536)
(+) Restructuring expenses	2,706	2,227	6,209	5,121
(+) M&A and Offering Expenses	2,373	-	4,882	-
(+) Other operational expenses unallocated	12,511	15,363	39,459	36,965
Adjusted EBITDA allocated to segments	51,229	47,816	174,520	144,569

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended September 30,	courses	courses	courses	Unallocated	Total
2021
Net impairment losses on financial assets	18,917	3,620	1,166	-	23,703
Depreciation and amortization	9,907	234	2,313	1,736	14,190
Interest on tuition fees paid in arrears	4,921	153	728	-	5,802

2020
Net impairment losses on financial assets	18,085	716	2,493	-	21,294
Depreciation and amortization	9,388	563	2,340	843	13,134
Interest on tuition fees paid in arrears	3,719	178	1,086	-	4,983

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Nine Months Ended September 30,	courses	courses	courses	Unallocated	Total
2021
Net impairment losses on financial assets	61,520	12,100	2,991	-	76,611
Depreciation and amortization	26,902	1,196	6,593	5,023	39,714
Interest on tuition fees paid in arrears	11,921	529	2,155	-	14,605

2020
Net impairment losses on financial assets	47,547	2,331	6,312	-	56,190
Depreciation and amortization	25,332	1,546	6,984	3,541	37,403
Interest on tuition fees paid in arrears	9,129	414	2,678	-	12,221

4.	Financial assets and financial liabilities

4.1.	Financial assets

	2021	2020
At amortized cost
Cash and cash equivalents	151,788	85,930
Short-term investments	492,039	515,201
Trade receivables	142,126	122,039
Total	785,953	723,170
Current	779,958	716,246
Non-current	5,995	6,924

4.2.	Financial Liabilities

	2021	2020
At amortized cost
Trade payables	31,630	32,240
Loans and financing	152,742	151,757
Lease liabilities	160,096	149,353
Prepayments from customers	11,580	9,657
Accounts payable from acquisition of subsidiaries	289,206	274,861
At FVPL
Share-based compensation	54,715	46,260
Total	699,969	664,128
Current	370,290	352,007
Non-current	329,679	312,121

4.3.	Fair Values

The Company assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables, loans and financing and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities and the accounts payable from acquisition of subsidiaries have their carrying amount discounted by their respective effective interest rate in order to be presented as close as possible to its fair value. Share-based compensation is measured at FVPL.

4.4.	Financial instruments risk management objectives and policies

The Company's principal financial liabilities comprise accounts payable from acquisition of subsidiaries, loans and financing, trade payables, prepayments from customers, lease liabilities and share-based compensation. The main purpose of these financial liabilities is to finance the Company's operations. The Company's principal financial assets include trade receivables, short-term investments and cash and cash equivalents that derive directly from its operations.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company's policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

4.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's exposure to market risk is related to interest rate risk and exchange rate risk.

The sensitivity analysis in the following sections relate to the position as at September 30, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's short-term investments, PEP – special installment payment trade receivables (Note 7), loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, and the Broad National Consumer Price Index (Índice nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries. With all variables held constant, the Company's income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest rate
	Balance as of 09/30/2020	Index - % per year	Probable scenario	Risk	Possible scenario 25%	Remote scenario 75%
Short-term investments	492,039	100% CDI - 3,40%	16,729	Decrease	12,547	4,182
Trade receivables	15,892	IPCA - 10,25%	1,629	Decrease	2,036	2,851
Loans and financing	152,742	CDI + 3.6% p.a. - 9,11%	13,915	Increase	17,393	24,351
Lease liabilities	160,096	IGP-M - 16,01%	25,631	Increase	32,039	44,855
Accounts payable from acquisition of subsidiaries	289,206	IPCA - 10,25%	29,644	Increase	37,055	51,876

Probable scenario reflects the closing rates of the fixed interest yield and inflation indexes at year-end. The possible scenario projects a variation of 25 percent in these rates and, the remote scenario, a variation of 75 percent, both rise and fall, being considered the largest losses resulting by risk factor.

Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Company may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Company's exposure to the risk of changes in foreign currency exchange rates relates to some of the Company's cash and cash equivalents.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

				Depreciation of exchange rate - effect on income
	Balance as of 09/30/2020	Currency	Current exchange rate	Scenario (i) VaR 99% I.C. 1 day	Scenario (ii) Interest rate variation 25%	Scenario (Iii) Interest rate variation 75%
Cash and cash equivalents	2,037	USD	5,4388	44	2,770	8,309

(i) Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level – C.L.), given normal market conditions, in a set time period such as a day.

4.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company's trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company's maximum exposure to credit risk for the components of the statement of financial position at September 30, 2021 and December 31, 2020 is the carrying amounts of its financial assets.

4.4.3.	Liquidity risk

The Company's Management has responsibility for monitor liquidity risk. In order to achieve the Company's objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and accounts payable from acquisition of subsidiaries.

The tables below summarize the maturity profile of the Company's financial liabilities based on contractual undiscounted amounts:

As of September 30, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	31,630	-	-	-	31,630
Loans and financing	152,742	-	-	-	152,742
Lease liabilities	28,104	54,808	51,323	118,898	253,133
Other leases (i)	3,760	1,890	1,383	539	7,572
Prepayments from customers	11,580	-	-	-	11,580
Accounts payable from acquisition of subsidiaries	149,351	149,351	-	-	298,702
Share-based compensation	-	-	51,521	42,666	94,187
Total	377,167	206,049	104,227	162,103	849,546

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	32,240	-	-	-	32,240
Loans and financing	151,757	-	-	-	151,757
Lease liabilities	24,734	48,222	46,165	124,076	243,197
Other leases (i)	2,930	1,465	1,085	420	5,900
Prepayments from customers	9,657	-	-	-	9,657
Accounts payable from acquisition of subsidiaries	139,488	139,488	-	-	278,976
Share-based compensation	-	-	51,172	36,881	88,053
Total	360,806	189,175	98,422	161,377	809,780

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

(i) Refer to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

5.	Fair Value Measurement

As of September 30, 2021, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 35,528, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the nine months ended September 30, 2021.

The following table presents the changes in level 3 items for the nine months ended September 30, 2021 for recurring fair value measurements:

	Share-based compensation
	2021	2020
At the beginning of the year	46,260	34,950
Expenses recognized – general and administrative	8,455	578
As of September 30,	54,715	35,528

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables, trade payables and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of September 30,
Unobservable inputs	2021	2020	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	22.5%	19.3%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	11.4%	13.7%

2020: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

6.	Cash and cash equivalents and short-term investments

	September 30,	December 31,
	2021	2020
Cash equivalents and bank deposits in foreign currency (i)	18,056	10,586
Cash and cash equivalents (ii)	133,732	75,344
	151,788	85,930

Investment funds (iii)	492,039	515,201

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of September 30, 2021, the average interest on these Investment Funds is 3.40% p.a., corresponding to 100% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

7.	Trade receivables

	September 30,	December 31,
	2021	2020
Tuition fees	238,548	206,107
FIES and UNIEDU Guaranteed Credits	3,811	4,041
PEP - Special Installment Payment (i)	15,892	17,155
Provision for revenue cancellation	(3,673)	(3,136)
Allowance for expected credit losses of trade receivables	(112,452)	(102,128)
Total trade receivables	142,126	122,039

Current	136,131	115,115
Non-current	5,995	6,924

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

The aging list of trade receivables is as follows:

	September 30,	December 31,
	2021	2020
Receivables falling due	93,942	70,216

Receivables past due
From 1 to 30 days	24,025	24,990
From 31 to 60 days	14,087	21,176
From 61 to 90 days	9,107	17,697
From 91 to 180 days	48,910	30,771
From 181 to 365 days	68,180	62,453
Provision for revenue cancellation	(3,673)	(3,136)
Allowance for estimated credit losses	(112,452)	(102,128)
	142,126	122,039

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2021	2020
At the beginning of the year	(3,136)	(5,212)
Additions	(8,640)	(4,282)
Reversals	8,103	5,669
As of September 30,	(3,673)	(3,825)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s allowance for expected credit losses are as follows:

	2021	2020
At the beginning of the year	(102,128)	(79,659)
Write-off of uncollectible receivables	66,287	39,195
Reversal	11,416	27,013
Reclassified from held for sale	-	(5,331)
Allowance for expected credit losses	(88,027)	(83,212)
As of September 30,	(112,452)	(101,994)

8.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Nine Months Ended September 30,
	2021	2020
Earnings before taxes	37,282	46,939
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(12,676)	(15,959)

Income exempt from taxation - ProUni benefit (i)	64	13,142
Unrecognized deferred tax asset on tax losses	(503)	-
Previously unrecognized tax losses used to reduce deferred tax (ii)	32	6,723
Previously unrecognized temporary differences (ii)	-	11,320
Difference on tax rates from offshore companies (iii)	19,146	(7,851)
Non-deductible expenses	(3,219)	(325)
Other	129	176
Total income tax and social contribution	2,973	7,226
Effective tax rate - %	(8)%	(15)%

Current income tax expense	(20,150)	(22,512)
Deferred income tax income	23,123	29,738

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii) The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the years 2020 and 2019 and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2022.

(iii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

b)Deferred income tax

	Balance sheet		Profit or loss
	September 30,	December 31,	September 30,	September 30,
	2021	2020	2021	2020
Tax loss carryforward	7,539	7,424	115	6,009
Intangible assets on business combinations	(18,657)	(20,004)	1,347	3,992
Allowance for expected credit losses	49,344	48,758	586	20,326
Labor provisions	21,294	2,707	18,587	-
Lease contracts	8,093	7,088	1,005	(1,872)
Provision for revenue cancellation	1,250	1,066	184	(472)
Provision for contingencies	1,993	1,983	10	712
Other provisions	3,042	1,753	1,289	1,043
Total	73,898	50,775	23,123	29,738

Deferred tax assets	73,898	50,775
Deferred tax liabilities	-	-

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

9.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
As of December 31, 2020	127,921	149,353
New contracts	12,035	12,035
Re-measurement by index (i)	8,314	8,314
Lease modification	(1,203)	(1,330)
Depreciation expense	(11,329)	-
Accrued interest	-	11,981
Payment of principal	-	(8,066)
Rent concession (ii)	-	(210)
Payment of interest	-	(11,981)
As of September 30, 2021	135,738	160,096

Current	-	26,606
Non-current	135,738	133,490

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii) The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions. As a result, a gain of R$ 210 arising from rent concessions were recognized as Other income (expenses), net, in the statement of profit and loss.

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,820 for the three and nine months ended September 30, 2021 (2020 - R$ 1,561), mainly represented by leased equipment.

10.	Property and equipment and Intangible assets

Changes between September 30, 2021:

	Carrying amount at December 31, 2020	Purchase and capitalization	Depreciation and amortization	Carrying amount at September 30, 2021
Leasehold improvements	54,652	5,586	(4,633)	55,605
Furniture, equipment and facilities	27,573	5,102	(2,717)	29,958
Other property and equipment	14,444	6,661	(3,793)	17,312
Property and equipment	96,669	17,349	(11,143)	102,875

Software	24,559	3,816	(6,491)	21,884
Internal project development	27,802	20,669	(7,572)	40,899
Other intangible assets	608,589	-	(3,179)	605,410
Intangible assets	660,950	24,485	(17,242)	668,193

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Group performs its impairment test when circumstances indicates that the carrying value may be impaired or annually when required. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

As of September 30, 2021, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions used for the impairment test in the annual consolidated financial statements for the year ended December 31, 2020. Also, there has been no evidence that the carrying amounts of property and equipment and finite-life intangible assets exceed their recoverable amounts as of September 30, 2021.

11.	Loans and financing

a) Breakdown

			September 30,	December 31,
Type	Interest rate	Maturity	2021	2020
Standby Letter of Credit	CDI + 3.6% p.a.	2021	152,742	151,757

Current			152,742	151,757
Non-current			-	-

b) Variation

Loans and
financing
As of December 31, 2020	151,757
Accrued interest	7,990
Payment of interest	(7,005)
As of September 30, 2021	152,742

(i) The Company entered into a loan agreement of R$ 150,000, with no financial covenants or guarantees anticipating a loan to settle the accounts payable from acquisition of subsidiaries due in December 2020. The loan accrues interest at the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate +3.6% per annum and its interests are repayable in five quarterly installments starting on July 16, 2020 and the principal in one installment on October 18, 2021.

12.	Labor and social obligations

	September 30,	December 31,
	2021	2020
Salaries payable	10,302	7,489
Social charges payable (i)	5,820	8,103
Accrued vacation	23,480	3,675
Accrual for bonus	6,380	7,408
Other	145	110
Total	46,127	26,785

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

13.	Accounts payable from acquisition of subsidiaries

2021
At the beginning of the year	274,861
Accrued Interest	25,406
Payment of principal	(10,557)
Payment of interests	(504)
As of September 30	289,206

Current	147,732
Non-current	141,474

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2017, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019 and R$ 11,327 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

On January 19, 2021, the company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10.557.

14.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the company management.

b)	Share capital

On September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

On June 14, 2021 the company issued 49,304 new shares regarding the realization of SOP options. These shares were not paid at the issue time and must be settled in within one year from the issue date.

As of September 30, 2021, the Company’s share capital is represented by 23,107,357 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

d)	Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the nine months ended September 30, 2021, and do not anticipate paying any in the foreseeable future.

15.	Earnings per share
15.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three and nine months ended September 30, 2021 and 2020 (in thousands except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
Basic earnings per share	2021	2020	2021	2020
Net income attributable to the shareholders of the Company	3,006	1,780	40,255	54,165
Weighted average number of outstanding common shares (thousands)	23,107	17,423	23,078	17,042
Basic earnings per common share (R$)	0.13	0.10	1.74	3.18

15.2.	Diluted

As of September 30, 2021, the Company had outstanding and unexercised options to purchase 1,571 thousand (2020 –335 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended September 30,		Nine Months Ended September 30,
Diluted earnings per share	2021	2020	2021	2020
Net income attributable to the shareholders of the Company	3,006	1,780	40,255	54,165
Weighted average number of outstanding common shares (thousands)	24,648	17,758	24,649	17,758
Diluted earnings per common share (R$)	0.12	0.10	1.63	3.05

The number of common shares outstanding was retrospectively adjusted due to the reverse share split of shares occurred in the corporate reorganization, described in note 13 (b).

15.3.	Restatement

The Company identified on the September 30, 2020 financial statements, that the shares issued in the IPO were incorrectly considered retrospectively in the weighted average number of outstanding common shares used in the earnings per share calculation. The earnings per share was adjusted as demonstrated below:

	Three Months Ended September 30 2020			Nine Months Ended September 30 2020
Basic Earnings per share	As issued	Adjustment	Restated	As issued	Adjustment	Restated
Net income attributable to the shareholders of the Company	1,780	-	1,780	54,165	-	54,165
Weighted average number of outstanding common shares (thousands)	23,058	(5,635)	17,423	23,058	(6,016)	17,042
Basic earnings per common share (R$)	0.08	0.02	0.10	2.35	0.83	3.18

	Three Months Ended September 30 2020			Nine Months Ended September 30 2020
Diluted earnings per share	As issued	Adjustment	Restated	As issued	Adjustment	Restated
Net income attributable to the shareholders of the Company	1,780	-	1,780	54,165	-	54,165
Weighted average number of outstanding common shares (thousands)	23,564	(5,806)	17,758	23,564	(5,806)	17,758
Diluted earnings per common share (R$)	0.08	0.02	0.10	2.30	0.75	3.05

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

	Three Months Ended September 30,		Nine Months Ended September 30,
Expense arising from share-based payment transactions	2021	2020	2021	2020
Equity-settled - second plan	2,890	-	6,410	-
Cash-settled - first plan	2,306	1,144	8,455	578
Total	5,196	1,144	14,865	578

17.	Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	September 30,	December 31,	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020	2021	2020
FI Vinci Renda Fixa Credito Privado
Short-term investments	4,410	39,216
Financial income			59	82	228	717

Austral Seguradora S/A
Prepaid expenses	227	455
General and administrative expenses			(76)	(75)	(228)	(226)

Kloch Advocacia
General and administrative expenses			(54)	(54)	(162)	(162)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.	Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gross amount from services provided	192,212	162,449	590,209	491,005
(-) Cancellation	(3,329)	(701)	(8,103)	(4,282)
(-) Discounts	(9,675)	(7,620)	(21,828)	(18,804)
(-) ProUni scholarships (i)	(26,556)	(23,982)	(80,159)	(72,497)
(-) Taxes and contributions on revenue	(4,593)	(4,004)	(14,914)	(12,630)
Net revenue	148,059	126,142	465,205	382,792

Timing of revenue recognition
Transferred over time	147,646	125,364	458,053	381,762
Transferred at a point in time (ii)	413	778	7,152	1,030
Net revenue	148,059	126,142	465,205	382,792

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In three and nine months ended September 30, 2021, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operations, are R$ 42,463 and R$ 131,295 respectively (2020 – R$ 39,368 and R$ 112,793). As of September 30, 2021, the balance payable to the hub partners is R$ 13,416 (December 31, 2020 - R$ 9,910).

19.	Costs and expenses by nature

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Payroll (i)	62,125	53,223	170,751	144,398
Sales and marketing	20,108	13,307	73,763	52,441
Depreciation and amortization (ii)	14,190	13,135	39,714	37,404
Consulting and advisory services	5,817	4,012	15,101	9,736
Material	4,933	2,692	12,059	9,207
Maintenance	3,641	1,923	8,582	6,098
Utilities, cleaning and security	1,668	1,531	4,632	4,381
Other expenses	3,423	4,057	9,206	10,653
Total	115,905	93,880	333,808	274,318

Costs of services	67,777	50,319	180,340	156,355
General and administrative expenses	24,038	26,036	66,083	50,391
Selling expenses	24,090	17,525	87,385	67,572
Total	115,905	93,880	333,808	274,318

(i)	Payroll expenses include for three and nine months ended September 30, 2021 was R$ 56,929 and R$ 155,886 respectively (2020 - R$ 52,083 and R$ 143,824) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 5,196 and R$ 14,865 (2020 – R$ 1,140 and R$ 574) related to share-based compensation.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

	Three Months Ended September 30,		Nine Months Ended September 30,
Depreciation and amortization (ii)	2021	2020	2021	2020
Costs of services	11,566	7,220	31,728	22,885
General and administrative expenses	2,623	5,912	7,983	11,265
Selling expenses	1	3	3	3,254
Total	14,190	13,135	39,714	37,404

20.	Other income (expenses), net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Deductible donations	(75)	(75)	(225)	(225)
Contractual indemnities	(96)	(20)	(100)	(20)
Modification of lease contracts	137	981	337	2,506
Other revenues	128	430	541	750
Other expenses	(94)	(453)	(127)	(475)
Total	-	863	426	2,536

21.	Financial results

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Financial income
Interest on tuition fees paid in arrears	5,802	4,983	14,605	12,221
Financial investment yield	7,702	763	14,970	2,599
Foreign exchange gain	1,368	12,978	2,894	12,978
Other	47	273	272	734
Total	14,919	18,997	32,741	28,532

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(10,047)	(8,122)	(25,378)	(16,347)
Interest on lease	(4,053)	(3,735)	(11,981)	(11,301)
Interest on loans and financing	(3,308)	(2,237)	(7,990)	(4,244)
Foreign exchange loss	(112)	(373)	(1,463)	(373)
Other	(1,834)	(1,168)	(3,859)	(4,149)
Total	(19,354)	(15,635)	(50,671)	(36,414)

Financial results	(4,435)	3,362	(17,930)	(7,882)

22.	Other disclosures on cash flows

Non-cash transactions

In the nine months ended September 30, 2021:

●	The amount of R$ 20,349 (2020 - R$ 41,779) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 2,638 (2020 – R$ 2,570) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

23.	Subsequent events

As informed on note 10 - Loans and financing, the Company has settled the total amount of the loan agreement principal installment on October 18, 2021 at the value of R$ 153,394.

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